Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

The following is a transcript of a conference call held on August 20, 2014 by Media General, Inc. and LIN Media LLC.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

EVENT DATE/TIME: AUGUST 20, 2014 / 3:30PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

CORPORATE PARTICIPANTS

Lou Anne Nabhan *Media General Inc - VP, Corporate Communications*

George Mahoney *Media General Inc - President & CEO*

Vince Sadusky *LIN Media - President & CEO*

James Woodward *Media General Inc - SVP Finance, CFO*

Richard Schmaeling *LIN Media - SVP and CFO*

CONFERENCE CALL PARTICIPANTS

James Dix *Wedbush Securities - Analyst*

Davis Hebert *Wells Fargo Securities, LLC - Analyst*

Barry Lucas *GAMCO Investors, Inc./Gabelli & Co. - Analyst*

John Huh *Wells Fargo - Analyst*

Tracy Young *Evercore Partners - Analyst*

Dennis Leibowitz *Act II Partners - Analyst*

Sachin Shah *Albert Fried & Company - Analyst*

Richard Greenfield *BTIG - Analyst*

Brian Stark - *Shareholder*

David Pink - *Shareholder*

Howard Rosencrans *Value Advisory, LLC - Analyst*

PRESENTATION

Operator

Hello, and welcome to the Media General and LIN Media conference call. My name is Daniel, and I will be your operator for today's call.

(Operator Instructions)

Please note that this conference is being recorded. I will now call over to Lou Anne Nabhan. Lou Anne, please go ahead.

Lou Anne Nabhan - *Media General Inc - VP, Corporate Communications*

Thank you, Daniel, and good morning, everyone. Welcome to this conference call and webcast hosted by Media General and LIN Media to discuss this morning's announcements regarding an amendment to the merger agreement and station divestitures in five markets. Both press releases are available on Media General's and LIN Media's websites.

A transcript and replay of this call will be available later today, and can be accessed on Media General's website. The speakers today are George Mahoney, President and Chief Executive Officer of Media General; and Vince Sadusky, President and Chief Executive Officer of LIN Media. Also participating in the Q&A are Jim Woodward, Senior Vice President Finance and Chief Financial Officer of Media General; and Rich Schmaeling, Senior Vice President and Chief Financial Officer of LIN Media.

2

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Today's presentation contains forward-looking statements which are subject to various risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to those described in both Company's filings made with the SEC, all of which are available on the websites of Media General and LIN Media. Many of these factors are beyond the company's control and the companies undertake no obligation to publicly update or revise any forward-looking statements unless required by applicable law. And now I will turn the call over to George Mahoney.

George Mahoney - *Media General Inc - President & CEO*

Good morning, everyone, and thank you for joining us. We will start off with a few brief comments about the two announcements we have issued this morning, and we will then take your questions.

First, I am delighted that we have cleared the way for the regulatory process to move forward. We have entered into definitive agreements with multiple buyers to sell television stations in five markets where we had overlapping ownership. We promised we would deliver solid regulatory solutions, and that is just what we have done.

More particularly, in agreements with Sinclair Broadcast Group, Media General will acquire the Fox and CW affiliates in the Colorado Springs market -- that is stations KXRM and KXTU, and a MyNetwork TV affiliate in the Tampa market -- that is WTTA. Sinclair in turn, will acquire Media General's NBC affiliate in Providence, Rhode Island -- that is WJAR, and LIN Media's Fox and CW affiliates in the Green Bay, Wisconsin market -- that is WLUK and WCWF, respectively. Sinclair also will acquire certain assets of WTGS, the Fox affiliate in the Savannah, Georgia market, and the rights to acquire the principal assets of WTGS from WTGS Television, LLC.

Hearst Corporation will acquire Media General's NBC affiliate in the Birmingham, Alabama market -- that is WVTM, and LIN Media's ABC affiliate in the Savannah, Georgia market -- that is WJCL. Meredith Corporation will acquire LIN Media's Fox affiliate in the Mobile Pensacola market -- that is WALA.

Media General has structured the transactions, along with our previously announced purchase of WHTM in Harrisburg, Pennsylvania to maximize tax efficiencies. Please refer to those filings for more details, and note that net proceeds of $140 million to $160 million will be used to pay down debt.

The purchase of the MyNetwork TV station in Tampa will provide us with the opportunity to increase share in Media General's second-largest market. The addition of the Fox affiliate KXRM and CW affiliate KXTU in the Colorado Springs market will mark the first time we have stations in Colorado. We are delighted with these transactions, which additionally increase our footprint across all US households and provide greater scale.

All of this also paves the way to move forward with the next steps in the regulatory review process. We remain on track to close the merger of Media General and LIN Media in early 2015.

And now I will turn it over to Vince.

Vince Sadusky - *LIN Media - President & CEO*

Great. Thanks, George. As all of you know, last week CBS announced the termination of its affiliation agreement effective January 1, 2015 with LIN Media's television WISH TV, which is located in Indianapolis, Indiana. Today's amendment to the merger agreement is a technical recalibration in light of the change in affiliation status of WISH TV. The transaction as revised will continue to generate significant free cash flow, and will remain immediately accretive on a pro forma free cash flow per share basis.

Equally important, both of our Boards have reaffirmed their commitment to business combination. Over the past five months, we have become even more convinced that our combination with Media General is a major strategic, financial and operational opportunity for our shareholders, and a compelling combination that creates greater scale, which is more important than ever in today's media landscape.

3

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

The merger consideration for each LIN Media common share will now be either $25.97 in cash or 1.4714 shares of the new holding company subject to proration. The maximum cash amount that will be paid to the LIN shareholders is unchanged at $763 million. As a result of the amended merger agreement, the special shareholder meetings for both companies which were scheduled for today, have been adjourned to October 6, 2014 to give shareholders time to review the new terms.

Let me close by saying that both companies believe strongly that the transaction is a terrific fit, and will deliver substantial value to shareholders, customers, and employees by creating significant strategic and financial benefits. The new company will have ownership of marquee TV stations in attractive markets, industry-leading news and digital operations, strong asset diversification across broadcast networks, and geographic footprint, approximately $70 million of annual run rate synergies within three years after closing, a strong balance sheet with significant free cash flow and the opportunity post closing to continue growing and expanding the company. We have already made significant progress with integration planning as well.

We look forward to keeping you updated as we move towards closing. And with that, we will take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

And our first question comes from James Dix. James, please go ahead.

James Dix - *Wedbush Securities - Analyst*

Hey, good morning. Just a couple.

First, do you anticipate that the divestitures you have announced today will be substantially all that are necessary? Or do you think there is some potential for additional divestitures as you go forward in the regulatory process?

And then, more related to the situation in Indianapolis, just generally how are affiliation changes handled under the merger agreement? Is this something which needs to be assessed on a case-by-case basis, or should anything else come up before you close? And I had just a follow-up on that.

Vince Sadusky - *LIN Media - President & CEO*

Yes. James, with regard to divestitures, we feel very strongly that the divestiture plan that was announced today was really the collaboration between both Media General and LIN, to ensure now in light of other transactions that have recently been passed upon, given recent changes in the FCC's posture towards deals and rules, that this is a conservative plan.

We are not creating JSAs or SSAs as part of this. We have not permitted any of the sales to allow for even the continuance of the operation of our Savannah stations, for example, which have been operated as a duopoly together under previous rules along with a -- or a shared services, to be more specific, than a duopoly, shared services arrangement with a third-party. So we feel as if this is a very conservative and clean plan that divest of the overlap markets. And by design, we want to ensure that we were completely compliant with the current FCC, and not create any position that could be viewed to be aggressive. So we feel as if this plan is complete.

With regard to your second question around affiliation agreements, there will be a complete filing that we'll follow up, that will essentially be supplemental material that will go to our shareholders -- getting into a lot of the details. But from a big picture perspective, the potential loss of

4

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination future affiliations -- that we obviously do not anticipate having any -- but those are covered underneath the provisions of the merger agreement. And we have also in connection with this particular amendment to the purchase agreement, have tightened up the closing conditions a bit as well to address this issue. That was part of the amendment.

James Dix - *Wedbush Securities - Analyst*

Okay. Great. That is very helpful.

And then, just my follow-up is related more to the situation in Indianapolis -- one general one and then one industry one. Is there a typical way that your retransmission agreements with MVPDs handle affiliation changes? Do your rates in -- for whatever retrans, continue unaffected, or are they subject to some change, if there is an affiliation change? Or does it vary agreement by agreement? And then, do you see -- what broader industry implications do you see from the CBS announcement in Indianapolis, in particular in terms of the value of Big Four affiliations? Thanks.

Vince Sadusky - *LIN Media - President & CEO*

Sure. Yes, with regard to retrans fees, our deals are not all consistent. But in general, the negotiated retrans rates that we have for our stations are predicated on them continuing with their existing affiliation. So, in general, there is the opportunity for pay-TV providers to renegotiate rate with a loss of a Big Four network affiliation. We also point you to -- I think statements we have made in the past, where by the end of 2015, we estimate roughly 70% of LIN's retransmission agreements will have termed out and will be up for renewal. So we think that is obviously something that is very important, and creates incremental opportunity for us, given how rapidly the market continues to move upward in this area, and more closely aligned with the ratings performance of our top-rated television stations.

The last question you had was around broader industry implications, given what has happened in Indianapolis. And at this point, we are currently in discussions with CBS. So we would prefer to not comment on anything that really has to do with retransmission fees and retransmission splits with the networks, other than to say that, clearly, the network programming is very highly viewed and very valuable. But in addition, we provide a very viable distribution platform on scarce TV spectrum, and we complement the network programming with highly viewed and highly valued non-network programming as well.

James Dix - *Wedbush Securities - Analyst*

Great. Fair enough. Thanks, Vince.

Vince Sadusky - *LIN Media - President & CEO*

Thank you, James.

Operator

Our following question comes from Davis Hebert. Davis, please go ahead.

Davis Hebert - *Wells Fargo Securities, LLC - Analyst*

Good morning, everyone. Thanks for taking the questions.

I just wanted to ask a question about leverage. Does anything with these transactions change the leverage target? I know you have talked about below 5 times at close.

5

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

James Woodward - *Media General Inc - SVP Finance, CFO*

Yes, hello, Davis. This is Jim Woodward.

Yes, it does. And it will still be in the general area of 5 times, but we are still working through the specifics on that. But, yes, it does change the leverage.

Davis Hebert - *Wells Fargo Securities, LLC - Analyst*

So to the higher point? That changes it to the higher end?

James Woodward - *Media General Inc - SVP Finance, CFO*

Yes.

Davis Hebert - *Wells Fargo Securities, LLC - Analyst*

Okay. Thank you.

Operator

Our following question comes from Barry Lucas. Barry, please go ahead.

Barry Lucas - *GAMCO Investors, Inc./Gabelli & Co. - Analyst*

Thank you, and good morning. I have several.

George, on your earnings call, you were pretty upbeat in terms of synergies that you were seeing out of the Young properties. You have had a couple of months now, and talked about integration plans with Vince on the LIN properties, but the synergy target remains unchanged. And I am just wondering if you could provide a little bit more color and depth, as to perhaps why not?

George Mahoney - *Media General Inc - President & CEO*

Yes, Barry. So first of all, you are right.

On the Young transaction, our synergies went from originally $30 million to $66 million as of the second-quarter call. And on the transaction with LIN, we are in the process now of having integration teams working very closely together to figure out what this company is going to look like post-closing. And so it is a little premature, but we are very comfortable with the $70 million figure we have given you. And we have said, that of that $70 million, about half of it will be delivered in the first year. So we are real comfortable with that, and obviously both sides will work very hard to maximize that number.

Barry Lucas - *GAMCO Investors, Inc./Gabelli & Co. - Analyst*

Great. Thanks, and maybe a couple for Vince.

6

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Vince, could you talk a little bit -- and I know this might be early and you certainly don't want to tip your hand -- but what is WISH going to look like on January 1? It was -- I believe the number two news station in the market? How do you see that station moving forward, either as an indy or potentially picking up another affiliation?

Vince Sadusky - *LIN Media - President & CEO*

Yes, Barry.

So with regard to WISH going forward, we look at that as an -- TV is changing a lot, and we look at WISH as an opportunity to work a different model. One thing is for certain, we absolutely continue to be committed to the community, and we continue to be committed to localism, which is a core part of our values and strategy. It is a little early right now. We have assembled a strategic team that has experience in running unaffiliated television stations, and we are currently putting our heads together and working on what that new model will be for WISH TV going ahead.

With regard to other affiliations, these affiliation changes have been fairly infrequently, given their beneficial relationship that both the station groups and the networks provide to each other, when you have a highly rated television station with great syndicated and local programming. But they do happen from time to time, and some view those opportunistic. As far as we are concerned, I believe, by and large, with a few exceptions, kind of dogged pursuit of affiliation change has really served to drive up the cost to the industry. So that is -- that is really my initial thoughts on that.

Barry Lucas - *GAMCO Investors, Inc./Gabelli & Co. - Analyst*

Yes, racing to the basement is not necessarily a good idea.

Vince Sadusky - *LIN Media - President & CEO*

Yes.

Barry Lucas - *GAMCO Investors, Inc./Gabelli & Co. - Analyst*

And you were number two in news, in the market generally?

Vince Sadusky - *LIN Media - President & CEO*

No, we were number three in that market; yes.

Barry Lucas - *GAMCO Investors, Inc./Gabelli & Co. - Analyst*

Okay. And last one for me, which gives you a chance to not answer, but nevertheless -- how far along were you in your affiliation agreements with CBS for Indianapolis?

Vince Sadusky - *LIN Media - President & CEO*

Yes, I think you answered it. We, as we are in the middle of this, we really don't want to comment on or speculate on the status of our conversations.

7

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Barry Lucas - *GAMCO Investors, Inc./Gabelli & Co. - Analyst*

Okay. Thanks, Vince.

Vince Sadusky - *LIN Media - President & CEO*

Sure.

Operator

Our following question comes from Marci Ryvicker. Marci, please go ahead.

John Huh - *Wells Fargo - Analyst*

Hello, this is actually John filling in for Marci here.

Just kind of tacking off of Barry's question -- how do we think about WISH-TV and the viewership numbers going forward? Do you expect your local news and your local sports to hold up eyeballs there? Or does that dramatically decrease without the CBS affiliation? Thanks.

Vince Sadusky - *LIN Media - President & CEO*

Yes -- again, we are working through that model right now. But you would expect that with the loss of network programming, that the viewership during those time periods would be lower than what it has been historically.

John Huh - *Wells Fargo - Analyst*

Okay. Thanks.

Operator

Our following question comes from Tracy Young. Tracy, please go ahead.

Tracy Young - *Evercore Partners - Analyst*

Yes. Just in terms of the changes in affiliate stations that you announced today, could you just let us know what the household reach would be? It is just hard to know what the change would be.

And then Vince, you said that you are currently in negotiations with CBS. Is MEG also in negotiations, and can you negotiate together with them? Thank you.

Vince Sadusky - *LIN Media - President & CEO*

So, yes, we are currently in negotiations. And since we are still separate companies, we cannot negotiate on behalf of Media General.

8

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Richard Schmaeling - *LIN Media - SVP and CFO*

And the household reach, Tracy, is estimated to be about 27.6 million or 24% of US television households.

Tracy Young - *Evercore Partners - Analyst*

Okay. Thank you.

Operator

Our following question comes from Dennis Leibowitz. Dennis, please go ahead.

Dennis Leibowitz - *Act II Partners - Analyst*

I was just wondering, when you say that the synergies will be the same even though you are selling stations, does that presume that the proceeds will be used to repay debt, and that is the reason there is no change?

James Woodward - *Media General Inc - SVP Finance, CFO*

I think there are couple things going on, Dennis.

First of all, I think it is early for us to raise the synergy number. But obviously, we are working hard to make sure that we put as much to the bottom line as possible. And yes, as we have said, we expect to pay down debt with cash.

Dennis Leibowitz - *Act II Partners - Analyst*

Okay. Thanks.

James Woodward - *Media General Inc - SVP Finance, CFO*

Sure.

Operator

Our following question comes from Sachin Shah. Please go ahead.

Sachin Shah - *Albert Fried & Company - Analyst*

Yes, hello, good morning. It is Sachin.

I just want to find out -- as far as the amended terms, was that a reflection of the divestments, or was that something else? I may have missed that early on.

And then also, after today's announcement of these divested assets, it should give you further comfort that the deal would go through. But just want to find out if you heard, or had any kind of feedback from the FCC?

9

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

George Mahoney - *Media General Inc - President & CEO*

Yes, Sachin. I will take that one. It's George.

And so, the term changes are principally a reflection of the changes in Indianapolis. And if the FCC -- we expect to file our applications on these five, which are supplement the applications we filed earlier, sometime in the next week or so. And so, it is a little early to figure out what the FCC's response will be. But suffice it to say, we have delivered on the solutions that we promised for the FCC, and we have delivered along with that some very high quality buyers and transactions that we think are very clean from the FCC's perspective. So we are feeling real good about the way we have handled the five markets that we said we had to divest.

Sachin Shah - *Albert Fried & Company - Analyst*

Okay. But you haven't heard back from them? Or any kind of feedback from them?

George Mahoney - *Media General Inc - President & CEO*

No. We haven't heard any feedback at all, because we haven't really filed anything yet with them on these divestitures. All right?

Sachin Shah - *Albert Fried & Company - Analyst*

Okay. All right.

And then, as far as the terms are concerned, just want to confirm that they are not expected to be amended again for any foreseeable future, between now and the deal close? There is no other kind of contingency or things that are pending that would cause the terms to be amended again?

George Mahoney - *Media General Inc - President & CEO*

You are correct.

Sachin Shah - *Albert Fried & Company - Analyst*

Okay, thank you -- just clarifying. Thank you.

Operator

Our following question comes from Richard Greenfield. Richard, please go ahead.

Richard Greenfield - *BTIG - Analyst*

Hello. I am wondering, when you look at a station like WISH, which lost its CBS affiliation, how should people think about the potential for retrans in a market where a station does not or no longer has major network affiliation?

10

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Vince Sadusky - *LIN Media - President & CEO*

Yes. So there is examples of stations that don't have Big Four affiliations. We have several of those, as do Media General, and the retrans that normally is received from non-Big Fours is considerably less. The upside is the significantly less or no sharing with the networks.

Richard Greenfield - *BTIG - Analyst*

Could you give us -- when you say substantially less, are we talking -- is there a way to think about what the absolute value of retrans has been on a non-affiliated -- or non-major affiliated station?

Vince Sadusky - *LIN Media - President & CEO*

I guess -- (Multiple Speakers).

Richard Greenfield - *BTIG - Analyst*

Has anyone ever paid like $0.25 a month for a non-affiliated station?

Vince Sadusky - *LIN Media - President & CEO*

Yes, I don't really want to get into rates, but there is lots of data out there through SNL and analysts around groups that have independent stations that have made estimates as to what ultimately gets received.

Richard Greenfield - *BTIG - Analyst*

And could you at least quantify what you think the gap is between -- you said it was substantially less. Is that a 50% less, or is that number substantially greater than a 50%-type gap?

Vince Sadusky - *LIN Media - President & CEO*

I would say, greater than the 50% gap.

Richard Greenfield - *BTIG - Analyst*

Thank you very much

Vince Sadusky - *LIN Media - President & CEO*

In the gross side, yes.

Richard Greenfield - *BTIG - Analyst*

Thank you.

11

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Operator

Our following question comes from Brian Stark. Mr. Stark, please go ahead.

Brian Stark - - *Shareholder*

I am sorry, was that Brian Stark?

Operator

Yes.

Brian Stark - - *Shareholder*

Okay. Thank you.

I have two questions regarding the mechanics of the transaction. First, in essence, the embedded formulas or the method in which you figure out how the proration works -- is everything the same with just substituting the new revised terms, is my first question? And my second question is, is there still a holder who, in essence, gets preference with respect to their choice of whether to take stock or cash, vis-a-vis the other holders?

James Woodward - *Media General Inc - SVP Finance, CFO*

Yes, hello. This is Jim Woodward, and yes, the mechanics remain the same. And no, there is not a shareholder that has preference, and I am not aware there ever was.

George Mahoney - *Media General Inc - President & CEO*

Wasn't and isn't.

James Woodward - *Media General Inc - SVP Finance, CFO*

It never was a shareholder who has -- (Multiple Speakers).

Brian Stark - - *Shareholder*

There was a lawsuit that alleged that, or a union action -- (Multiple Speakers).

George Mahoney - *Media General Inc - President & CEO*

I am not going to comment on -- actually, Brian, I think you are right. One did allege that, and they withdrew it, I think later that afternoon.

James Woodward - *Media General Inc - SVP Finance, CFO*

Yes. (Multiple Speakers).

12

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Brian Stark - - *Shareholder*

Okay. So every holder is treated the same?

George Mahoney - *Media General Inc - President & CEO*

Yes, sir.

Brian Stark - - *Shareholder*

All right. Thank you very much.

Operator

Our following question comes from David Pink]. Mr. Pink, please go ahead.

David Pink - - *Shareholder*

Yes, hello. I have a follow-up to an earlier question.

You stated that the term change was a recalibration related to Indianapolis. And then, that the potential loss from the negotiation of additional affiliate agreements is covered under the provisions, the new provisions in the merger agreement, and they have been tightened up. Can I assume that the remaining affiliate agreement negotiations have been carved out of the agreement, in terms of being the basis for changing the terms again?

George Mahoney - *Media General Inc - President & CEO*

Vince, do you want to take that one?

Vince Sadusky - *LIN Media - President & CEO*

Yes. Again, I don't want to get into the specifics, because I don't want to misspeak as to the exact language of the amendment, which you and the other shareholders will all see, as we get our revised shareholder materials out prior to vote in early October. But what you restated is correct, that is the general statement that we made, and you will see the specifics.

David Pink - - *Shareholder*

Okay. Would you anticipate changing the record date now that the meeting date has been changed?

George Mahoney - *Media General Inc - President & CEO*

I will take that one, David.

The answer is no. What we are going to do here is file a supplement to our S-4 proxy statement. And so what we have done this morning is convened and adjourned the shareholders meetings, and we will reconvene them on October 6, which means that we do not have to change the record date. And we have a process therefore that keeps us moving along in good order.

13

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

David Pink - - *Shareholder*

Okay. Thank you.

George Mahoney - *Media General Inc - President & CEO*

Sure.

Operator

Our following question is from Howard Rosencrans. Mr. Rosencrans, please go ahead.

Howard Rosencrans - *Value Advisory, LLC - Analyst*

Hello. I know you addressed this before in part, but maybe it is not to me coming through clearly.

I am trying to understand as a function of the change in the CBS affiliation, what you feel the ramifications are for your other CBS affiliations? Or more broadly, for the industry? And I know this has been asked before, but I just wanted to get more clarity and your thoughts in that regard? Thank you very much.

Vince Sadusky - *LIN Media - President & CEO*

Yes. So we did not provide a whole lot more clarity when we really didn't answer the question earlier, other than to say that we are in the midst of negotiating with CBS at the moment. And so, I would be more than happy to share our thoughts perhaps at some later date. But right now, I am really not commenting on that.

Howard Rosencrans - *Value Advisory, LLC - Analyst*

Okay. And in terms of the -- what does CBS represent in terms of your household or revenue base -- in terms of, as a percentage of your combined Big Fours?

Vince Sadusky - *LIN Media - President & CEO*

Yes, so the way we look at it is, on a combined basis, LIN and Media General, we are somewhere in the ($-sic)7 million pay-TV household range with our CBS-affiliated television stations. And the total number of TV households that Media General and LIN media will have on a combined basis is in the range of about 28 million. So -- represents about a quarter of the households that we will have covered on a combined basis will be with television stations of the combined entity that are affiliated with CBS network.

Howard Rosencrans - *Value Advisory, LLC - Analyst*

I am sorry. So you said, 7 million of 28 million, did I get that right?

Vince Sadusky - *LIN Media - President & CEO*

Right.

14

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

AUGUST 20, 2014 / 3:30PM, MEG - Media General Inc and LIN Media Joint Conference Call to Discuss Merger Agreement for their Strategic Business Combination

Howard Rosencrans - *Value Advisory, LLC - Analyst*

Okay. I thought you threw in a 4 million number, I'm sorry.

Vince Sadusky - *LIN Media - President & CEO*

I don't recall a 4 million number, and if I did -- (Multiple Speakers).

Howard Rosencrans - *Value Advisory, LLC - Analyst*

Okay, 7 to 28 million. Okay, that gives me some good perspective. Thank you very much, and good luck in those negotiations.

Vince Sadusky - *LIN Media - President & CEO*

Thank you.

Operator

(Operator Instructions)

George Mahoney - *Media General Inc - President & CEO*

All right. Ladies and gentlemen, thank you very much for tuning in to hear about our progress, and Vince and I will look forward to updating you in the future. Thanks for tuning in. Good morning.

Operator

Thank you ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2014, Thomson Reuters. All Rights Reserved.

15

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

Forward Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger or the proposed purchases and sales will occur as currently contemplated, or at all, or that the expected benefits from the merger will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this report include, but are not limited to, Media General’s and LIN’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General’s and LIN’s respective Annual Reports on Form 10-K for the year ended December 31, 2013 and Quarterly Reports on Form 10-Q and in the Registration Statement on Form S-4 and the related Joint Proxy Statement relating to the merger, and the included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this report. Media General and LIN undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Mercury New Holdco”), LIN Media and the other parties thereto (the “Merger”), Media General, Mercury New Holdco and LIN Media have filed relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Mercury New Holdco with the SEC on July 21, 2014 and a joint proxy statement/prospectus filed by Mercury New Holdco with the SEC on July 24, 2014. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MERCURY NEW HOLDCO AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials, and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Mercury New Holdco may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General and LIN’s directors and executive officers is available in the joint proxy statement/prospectus filed by Mercury New Holdco with the SEC on July 24, 2014.